LAWRENCE PAGE, Q.C.

1550-1185 WEST GEORGIA STREET, VANCOUVER, BC V6E 4E6
TEL: 604-684-9384 FAX: 604-688-4670

March 9, 2004

04010721

Office of International Corporate Finance
Securities and Exchange Commission
Mail Stop 3-9
450 – 5 St. NW
Washington, DC 20549
U.S.A.

SUPPL

Dear Sirs:

Re: Insider Trading Report of Lawrence Page re: Avalon Ventures Ltd. 82-4427

We are enclosing a copy of the Insider Trading Report filed with SEDI by the writer on March 8, 2004 disclosing the most recent grant of stock options on February 16, 2004 for 100,000 shares of the Company exercisable up to February 16, 2009 at a price of $0.25 per share.

Yours very truly,

PROCESSED
MAR 22 2004
THOMSON FINANCIAL

B. Fines for Lawrence Page

Lawrence Page, Q.C.

/blf
Att.

dlw 3/22

#82-4427

Insider: Page.L **Issuer:** Avalon Ventures

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The following transactions met your search criteria. Select a transaction from the list below:

Date of transaction	Filing date	Registered holder	Security designation	Nature of transaction	Opening balance of securities held	Number or value acquired or disposed of	Closing Balance
2000-04-25	2004-03-08		Common Shares	Opening Balance-Initial SEDI Report	21000		21000
2000-04-25	2004-03-08		Options (Common Shares)	Opening Balance-Initial SEDI Report	20000		20000
2002-02-04	2004-03-08		Options (Common Shares)	Expiration of options	20000	-20000	0
2002-03-12	2004-03-08		Options (Common Shares)	Grant of options	0	25000	25000
2003-04-25	2004-03-08		Options (Common Shares)	Grant of options	25000	75000	100000
2004-02-16	2004-03-08		Options (Common Shares)	Grant of options	100000	100000	200000
2000-04-25	2004-03-08		Warrants (Common Shares)	Opening Balance-Initial SEDI Report	100000		100000
2000-10-25	2004-03-08		Warrants (Common Shares)	Expiration of warrants	100000	-100000	0

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